Exhibit 99.1

Crescent Point Releases 2020 Sustainability Report

CALGARY, AB, June 23, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) has released its 2020 Sustainability Report (the "Report") highlighted by an emissions intensity reduction target of 30 percent by 2025. The Report outlines the Company's latest progress and commitment to strong environmental, social and governance ("ESG") performance.

Additional highlights of the Report include:

  An effective risk-management response to the COVID-19 pandemic, demonstrating continued operational excellence and showcasing how the Company prioritizes the safety of staff and its operating area communities.
  Significantly decreased asset retirement obligations by over $220 million in 2019 primarily driven by dispositions of non-core assets and ongoing reclamation activities.
  Adoption of operational technology platform to further minimize the risk of spills, reduce fleet emissions, and decrease the risk of motor vehicle incidents.
  Revised compensation program with a significant weighting directly tied to ESG metrics.
  Commitment to gender diversity in all levels of leadership, including the Board.
  The release of the Company's first Taskforce for Climate-related Financial Disclosure ("TCFD") framework in conjunction with the Report.

"Our 2020 Sustainability Report shows our continued emphasis on enhancing Crescent Point's strong ESG performance," said Craig Bryksa, President and CEO of Crescent Point. "Our 30 percent emissions intensity reduction target by 2025 is a tangible and achievable target that aligns with our purpose statement of 'Bringing energy to our world - the right way'. Integrating sustainability practices into our business operations is the right thing to do as our approach mitigates our long-term risks and strengthens shareholder value."

The Report is Crescent Point's second sustainability report, building upon the inaugural report released in 2019. The full Report, including a downloadable PDF, is available on Crescent Point's website at www.crescentpointenergy.com. The TCFD framework is also available on the Company's website.

FORWARD-LOOKING STATEMENTS

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company's emissions intensity reduction target of 30 percent by 2025 and the achievability of that goal; and the Company's asset retirement obligations.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks and assumptions discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors" and in our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2020/23/c1978.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 08:30e 23-JUN-20